File No. 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form U-1

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APPLICATION-DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Entergy Mississippi, Inc.
308 East Pearl Street
Jackson, Mississippi 39201

(Name of company filing this statement and address
of principal executive offices)

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Entergy Corporation
(Name of top registered holding company parent of each
applicant or declarant)

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Carolyn C. Shanks President and Chief Executive Officer Entergy Mississippi, Inc. 308 East Pearl Street Jackson, MS 39201	Steven C. McNeal Vice President and Treasurer Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113

(Names and addresses of agents for service)

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The Commission is also requested to send copies of any
communications in connection with this matter to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113 (504) 576-4257 (504) 576-4150 (fax)

Item 1. Description of Proposed Transaction.

1.1 Introduction.

This Application/Declaration seeks authorization and approval of the Commission with respect to the ongoing financing activities of Entergy Mississippi, Inc. ("EMI") and the creation of specified types of new subsidiaries relating thereto.

1.2 Description of Entergy Mississippi, Inc.

EMI, a Mississippi corporation, is a wholly-owned public utility subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act").

1.3 Description of EMI's Current Financing Authority.

By order dated December 26, 2000 (HCAR No. 27317), EMI is authorized to engage in a program of external financing and related transactions through December 31, 2003 (the "Current Order"). Specifically, the Commission authorized EMI to (i) issue and sell up to a combined aggregate principal amount of $540 million of first mortgage bonds and/or debentures, with maturities not later than fifty years, (ii) issue and sell up to a combined aggregate principal amount of $50 million of preferred stock and, through one or more special purpose subsidiaries, preferred securities, (iii) enter into arrangements for the issuance and sale of tax-exempt bonds in an aggregate principal amount of up to $46 million for the financing of pollution control facilities and sewage and/or solid waste disposal facilities, including the issuance and pledge of first mortgage bonds issued as collateral security for such tax-exempt bonds in an aggregate principal amount of up to $52 million (such $52 million was not included in the $540 million referenced in (i) above) and/or the purchase of letters of credit and/or insurance as collateral security for such tax-exempt bonds, and (iv) enter into arrangements for the issuance of municipal securities in an aggregate principal amount of up to $100,000,000, including the issuance and pledge of first mortgage bonds as collateral security for such municipal securities in an aggregate principal amount of up to $115 million (such $115 million was not included in the $540 million referenced in (i) above). Such order authorized fees, commissions and expenses of the underwriters to be incurred in connection with the first mortgage bonds, debentures, preferred stock and tax exempt bonds not to exceed 2% of the principal amount to be sold and, in the case of preferred securities and debentures issued under a subordinated debenture indenture, 3.25% of the principal amount to be sold.

By order dated October 1, 2002 (HCAR No. 27572), EMI was authorized, in connection with the issuance and sale of bonds, debentures, debentures issued under a subordinated debenture indenture, preferred stock, preferred securities, tax-exempt bonds and municipal securities, to incur fees, commissions and expenses of the underwriters not to exceed the lesser of 3.25% of the principal amount, respectively, to be sold or those generally paid at the time of pricing for sales of first mortgage bonds, debentures, debentures issued under a subordinated debenture indenture, subsidiary interests, preferred securities, tax-exempt bonds or municipal securities, respectively, having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

1.4 Summary of Requested Approvals. EMI requests approval for a program of external financing and other related proposals for the period through March 31, 2007 ("Authorization Period"), as follows:

              EMI requests authority to issue and sell from time to time first mortgage bonds ("First Mortgage Bonds"), preferred stock ("Preferred Stock"), unsecured long-term indebtedness ("Long-term Debt") and, directly or indirectly through one or more financing subsidiaries (as described in Item 1.4(v) below), other forms of preferred or equity-linked securities ("Equity Interests"), in a combined aggregate amount of up to $900 million;
              In connection with the issuance of Equity Interests, EMI requests authority to issue Notes (as defined below) to the extent of the related issuance of Equity Interests and Equity Contribution (as defined below);
              EMI requests authority to enter into arrangements for the issuance and sale from time to time of tax-exempt bonds ("Tax-exempt Bonds"), in an aggregate principal amount of up to $50 million, for the financing or refinancing of certain pollution control facilities and/or sewage or solid waste disposal facilities, including the possible issuance and pledge of collateral bonds (First Mortgage Bonds issued as collateral security for such Tax-exempt Bonds) ("Collateral Bonds") in a combined aggregate principal amount of up to $55 million (such $55 million is not included in the $900 million referenced in (i) above);
              EMI requests authorization to enter into arrangements for the issuance of municipal securities ("Municipal Securities") in an aggregate principal amount of up to $300 million, including the possible issuance and pledge of municipal collateral bonds (First Mortgage Bonds issued as collateral security for such Municipal Securities) ("Municipal Collateral Bonds") in a combined aggregate principal amount of up to $350 million (such $350 million is not included in the $900 million referenced in (i) above); and
              EMI requests authority (a) to acquire the equity securities of one or more Financing Subsidiaries (as defined below) and/or Special Purpose Subsidiaries (as defined below) and/or Partner Subs (as defined below), organized solely to facilitate financing as discussed below in Item 1.6, (b) to guarantee the securities issued by such Financing Subsidiaries and/or Special Purpose Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and (c) to have the Financing Subsidiaries and/or Special Purpose Subsidiaries pay EMI, either directly or indirectly, dividends out of capital.
1.5 Description of Proposed Financing Program. EMI requests authority to issue and sell from time to time during the Authorization Period First Mortgage Bonds, Long-term Debt, Preferred Stock and Equity Interests in an aggregate amount up to a combined aggregate principal amount of $900 million and enter into arrangements for the issuance and sale on its behalf of up to an aggregate principal amount of (i) $50 million of Tax-exempt Bonds (including the possible issuance and pledge of up to an aggregate principal amount of $55 million of Collateral Bonds, which $55 million is not included in the $900 million referenced herein) and (ii) $300 million of Municipal Securities (including the possible issuance and pledge of up to an aggregate principal amount of $350 million of Municipal Collateral Bonds, which $350 million is not included in the $900 million referenced herein). EMI's issuance of First Mortgage Bonds and Long-term Debt and its entering into arrangements for the issuance and sale of Tax-exempt Bonds and Municipal Securities are subject to its commitment that it will not issue securities pursuant to such authority if, as a consequence of such issuance, the common equity component of its capital structure would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K). EMI's issuance of First Mortgage Bonds and entering into arrangements for the issuance of Tax-exempt Bonds secured by Collateral Bonds and Municipal Securities secured by Municipal Collateral Bonds are also subject to EMI's commitment not to issue publicly any senior secured indebtedness that is rated by any nationally recognized statistical rating organization (as that term is defined in Item 1.7 below), unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, except for (1) new debt issued to refund or redeem existing debt that, if voluntarily refunded, is at a lower effective after-tax cost of money, (b) debt issued to replace currently maturing debt, or (c) privately placed debt.

EMI contemplates that the First Mortgage Bonds, Long-term Debt, Tax-exempt Bonds (including Collateral Bonds, if any), Municipal Securities (including Municipal Collateral Bonds, if any), Preferred Stock, and Equity Interests will be issued and sold directly to one or more purchasers in negotiated transactions or to one or more investment banking or underwriting firms or other entities who will resell such securities without registration under the Securities Act of 1933 (the "Securities Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public in transactions registered under the Securities Act either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

1.5.1 First Mortgage Bonds. EMI proposes to issue First Mortgage Bonds pursuant to its Mortgage and Deed of Trust, dated as of February 1, 1988, to The Bank of New York (formerly Bank of Montreal Trust Company) and Stephen J. Giurlando (successor to Z. George Klodnicki), as Trustees, as heretofore amended and supplemented by twenty-one supplemental indentures (each, a "Supplemental Indenture" and collectively, "Supplemental Indentures") and as proposed to be so further amended and supplemented by additional Supplemental Indenture(s), each relating to one or more new series of First Mortgage Bonds (the "Mortgage"). The First Mortgage Bonds would be issued on the basis of unfunded net property additions and/or previously retired bonds, as permitted and authorized by the Mortgage. First Mortgage Bonds (a) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (b) may be entitled to mandatory or optional sinking fund provisions, (c) may be issued at fixed or floating rates of interest, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, (e) may be called from existing investors by a third party, (f) may be backed by a bond insurance policy, and (g) will have a maturity ranging from one year to 50 years.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to First Mortgage Bonds of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on First Mortgage Bonds will not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

In each Supplemental Indenture relating to a series of First Mortgage Bonds, EMI may create a dividend convenant relating to its payment of common stock dividends.

1.5.2 Long-term Debt. EMI, directly or through a Financing Subsidiary, also proposes to issue and sell from time to time long-term indebtedness. Long-term Debt of a particular series (a) will be unsecured, (b) may be convertible into any other securities of EMI (except common stock), (c) will have a maturity ranging from one year to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may be issued at fixed or floating rates of interest, (g) may provide for reset of the coupon pursuant to a remarketing arrangement, and (h) may be called from existing investors by a third party.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Long-term Debt will not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

1.5.3 Preferred Stock and Equity Interests. EMI proposes to issue and sell shares of its Preferred Stock, Cumulative, $100 Par Value ("$100 Preferred"), as currently authorized by its Restated Articles of Incorporation, as amended ("Articles"). In accordance with the Articles, EMI had authorized and unissued at June 30, 2003, 1,675,001 shares of $100 Preferred. In addition to this denomination, if Preferred Stock shares with different denominations are likely to have a materially better market reception than shares of $100 Preferred, EMI may issue and sell such series of Preferred Stock to underwriters for deposit with a bank or trust company ("Depositary"). The underwriters would then receive from the Depositary and deliver to purchasers, in a subsequent public offering, shares of depositary preferred stock, each share of which would represent a stated fraction of a share of the new series of $100 Preferred. EMI also seeks to have the flexibility to issue Equity Interests directly or indirectly through one or more special-purpose Finance Subsidiaries (see Item 1.6 below) (including specifically, trust preferred securities).

Preferred Stock or Equity Interests may be issued in one or more series with such rights, preferences and priorities, including those related to redemption, as may be designated in the instrument creating each such series, as determined by EMI's board of directors or an officer authorized thereby. Preferred Stock or Equity Interests may be redeemable or may be perpetual in duration. The dividend rate on any series of Preferred Stock or Equity Interests will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Dividends or distributions on Preferred Stock or Equity Interests, each of which may be issued at fixed or floating dividend or distribution rates, will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods.

1.5.4 Tax-exempt Bonds (including Collateral Bonds, if any). EMI requests authority to enter into arrangements for the issuance by one or more governmental authorities (each, an "Issuer") on behalf of EMI of up to $50 million in aggregate principal amount of Tax-exempt Bonds (including the possible issuance and pledge by EMI of up to $55 million in aggregate principal amount of Collateral Bonds, which $55 million is not included in the $900 million referenced in Item 1.5 above), and EMI proposes to enter into one or more leases, subleases, installment sale agreements, refunding agreements or other agreements and/or supplements and/or amendments thereto (individually and collectively, the "Facilities Agreement") with the respective Issuer(s) that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-exempt Bonds in an aggregate principal amount of up to $50 million pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer(s) and one or more trustees. Pursuant to the terms of each Facilities Agreement, EMI will be obligated to make payments sufficient to provide for payment by the Issuer of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Tax-exempt Bonds, together with related expenses.

The proceeds of the sale of Tax-exempt Bonds, net of any underwriters' discounts and other expenses payable from proceeds, will be applied to financing, or refinancing tax-exempt bonds issued for the purpose of financing, certain EMI pollution control facilities and/or sewage or solid waste disposal facilities (the "Facilities"). Pursuant to the terms of each Facilities Agreement, EMI will agree to purchase, acquire, construct and install such Facilities unless the Facilities are already in operation. In addition, pursuant to the terms of such Facilities Agreement, the respective Issuer(s) may acquire by purchase from EMI the subject Facilities that EMI will then repurchase from such Issuer(s).

The Tax-exempt Bonds of a particular series (a) will have a maturity ranging from one year to 50 years, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, (d) may be issued at fixed or floating rates of interest, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be called from existing investors by a third party, (g) may be backed by a municipal bond insurance policy, (h) may be supported by credit support such as a bank letter of credit and reimbursement agreement, (i) may be supported by a lien subordinate to the Mortgage on the Facilities related to such Tax-exempt Bonds, and (j) may be supported by the issuance and pledge of Collateral Bonds.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Tax-exempt Bonds of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Tax-exempt Bonds will not exceed at the time of issuance the greater of (a) 400 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 400 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued on behalf of other companies.

1.5.5 Municipal Securities (including Municipal Collateral Bonds, if any). EMI requests authority to enter into arrangements for the issuance of up to $300 aggregate principal amount of Municipal Securities (including the possible issuance and pledge by EMI of up to $350 million in aggregate principal amount of Municipal Collateral Bonds, which $350 million is not included in the $900 million referenced in Item 1.5 above), and EMI proposes to enter into one or more agreements, either directly or indirectly or through an affiliate of EMI, with such governmental authority as may be authorized by state or local law (collectively referred to herein as the "Municipal Entity"), whereby the Municipal Entity will issue securities to the public on behalf of EMI or will loan money to EMI through a bank, an affiliate of EMI, or other person. EMI will enter into such arrangements to benefit from certain tax exemptions offered by a state or local taxing authority. Certain purchasers of Municipal Securities may benefit from state or local income tax exemptions on interest they receive from the Municipal Securities. Pursuant to the terms of the related agreement with the Muncipal Entity, EMI will be obligated to make payments sufficient to provide for payment by the Municipal Entity of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Municipal Securities, together with related expenses.

The proceeds of the sale of Municipal Securities, net of any underwriters' discounts or other expenses payable from proceeds, will be applied to finance certain costs of the Company. The Municipal Entity will agree to pay to the Company an amount equal to the proceeds of the Municipal Securities.

The Municipal Securities of a particular series (a) will have a maturity ranging from one year to fifty years, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, (d) may be issued at fixed or floating rules of interest, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be called from existing investors by a third party, (g) may be backed by a municipal securities insurance policy, (h) may be supported by credit support such as a bank letter of credit and reimbursement agreement, (i) may be supported by a lien subordinate to the Mortgage on certain of EMI's facilities and other assets, and (j) may be supported by the issuance and pledge of Municipal Collateral Bonds.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Municipal Securities of a particular series as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Municipal Securities will not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued on behalf of other companies.

1.6 Financing Subsidiaries and Special Purpose Subsidiaries.

EMI requests authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries and/or Special Purpose Subsidiaries and/or Partner Subs, which would be organized specifically for the purpose of facilitating the issuance of Equity Interests which would be reported by EMI on its financial statements or the footnotes relating thereto. EMI represents that it has in place sufficient internal controls to enable it to monitor the creation and use of any such entities1.

No Financing Subsidiary or Special Purpose Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Holding Company Act.

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1.  The authority requested in this Item 1.6 (including certain commitments contained in this Item 1.6 and elsewhere in this Application of Declaration) is substantially the same as the Commission has granted to other registered holding companies.  See e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002); Relaint Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).

1.6.1 Financing Subsidiaries. EMI proposes to acquire all of the outstanding shares of common stock or other equity interests of one or more Financing Subsidiaries. The financing subsidiaries to be so organized are herein referred to individually as a "Financing Subsidiary" and collectively as the "Financing Subsidiaries." In connection with such financing transactions, EMI may enter into one or more guarantee or other credit support agreements in favor of a Financing Subsidiary.

Any Financing Subsidiary or Special Purpose Subsidiary organized by EMI pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary or Special Purpose Subsidiary, will likely result in tax savings, increased financial flexibility, increased access to capital markets and/or lower cost of capital for EMI.

1.6.2 Special Purpose Subsidiaries. In connection with the issuance of certain types of Equity Interests, EMI and/or a Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by EMI, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by EMI, (c) a business trust under the Business Trust Act of the State of Delaware or other jurisdiction considered advantageous by EMI, or (d) any other domestic entity or structure that is considered advantageous by EMI. The special purpose subsidiaries to be so organized are herein referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as a limited liability company, EMI or a Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Partner Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests in order to comply with any requirement under the applicable law that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, EMI or a Financing Subsidiary also may organize a Partner Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Partner Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will have a limited partner to the extent required by applicable law.

EMI, a Financing Subsidiary and/or a Partner Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by EMI, a Financing Subsidiary and/or a Partner Sub being referred to herein as the "Equity Contribution"). EMI and/or a Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Equity Interests by it from time to time to purchase Notes. Alternatively, EMI and/or a Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to EMI and/or a Financing Subsidiary both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of Equity Interests by such Special Purpose Subsidiary from time to time, and EMI and/or such Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings. The Financing Subsidiary or the Special Purpose Subsidiary will then transfer (directly or indirectly) such proceeds to EMI resulting in its payment of dividends out of capital to EMI. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the Equity Interests to which the Notes relate (the maximum principal amount of such Notes will not exceed the aggregate of the related Equity Contribution and Equity Interests).

EMI or any Financing Subsidiary also proposes to guarantee solely in connection with the issuance of Equity Interests by a Special Purpose Subsidiary (i) payment of dividends or distributions on such securities by the Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the holders of such securities due upon liquidation of such Special Purpose Subsidiary or redemption of the Equity Interests of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Equity Interests. Alternatively, EMI may provide credit support for any such guarantee that is provided by a Financing Subsidiary.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of Equity Interests issued by such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Equity Interests plus any accrued and unpaid dividends or distributions.

The constituent instruments of each Special Purpose Subsidiary will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Equity Interests from time to time and the lending to a Financing Subsidiary or Partner Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities.

The amount of any long-term debt or preferred securities issued by any Finance Subsidiary shall be counted against any limitation on the amounts of similar types of securities that EMI may issue directly, as set forth in this Application/Declaration (see Item 1.5 above) or in any other Application/Declaration that may be filed in the future, to the extent that EMI guarantees such securities.

1.7 EMI's Representations

EMI hereby makes the following representations:

(i) EMI represents that it will not issue any security authorized in this matter if, as a consequence of such issuance, the common equity component of the capital structure of EMI would comprise less than 30% of its total capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K); and

(ii) EMI represents that it will not publicly issue any senior secured indebtedness that is rated by any nationally recognized statistical rating organization ("nationally recognized statistical rating organization"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, unless such securities are rated at the investment grade level as established by at least one such nationally recognized statistical rating organization, except for (a) new debt issued to refund or redeem existing debt that, if voluntarily refunded, is at a lower effective after-tax cost of money, (b) debt issued to replace currently maturing debt, or (c) privately-placed debt.

1.8 Use of Proceeds.

Except as otherwise more particularly provided above, the proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for EMI's general corporate purposes, including (i) financing its capital expenditures, (ii) repaying, redeeming, refunding or purchasing any of its securities pursuant to Rule 42 and/or those issued on EMI's behalf pursuant to Section 9(c)(1), and (iii) financing its working capital requirements.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses, including underwriting fees, arrangement fees and up-front fees, incurred or to be incurred in connection with the transactions proposed herein will not exceed 5% of the proceeds of such transactions in the case of First Mortgage Bonds, Long-term Debt, Preferred Stock, Equity Interests, Tax-exempt Bonds, and/or Municipal Securities.

Item 3. Applicable Statutory Provisions.

3.1 General.

Sections 6(a) and 7 of the Holding Company Act are applicable to the issuance and sale of First Mortgage Bonds (including Collateral Bonds and Municipal Collateral Bonds), Preferred Stock, Equity Interests (including any Notes relating thereto), and Long-term Debt by EMI, any Finance Subsidiary or any Special Purpose Subsidiary, as applicable. Sections 9(a)(1) and 10 of the Holding Company Act are also applicable to EMI's acquisition of the equity securities of any Finance Subsidiary, Special Purpose Subsidiary and/or Partner Sub. Section 12(b) and Rule 45 are applicable to the issuance of any guarantee by EMI and/or any Financing Subsidiary relating to the issuance of Equity Interests by any Financing Subsidiary and/or any Special Purpose Subsidiary. Section 12(c) and Rule 46 are applicable to the payment of dividends out of capital by any Financing Subsidiary or Special Purpose Subsidiary. Section 12(d) and Rule 44 are applicable to the disposition of the Facilities in connection with the issuance of Tax-exempt Bonds on behalf of EMI, and Sections 9(a) and 10 are applicable to their reacquisition. Sections 6(a) and 7 are applicable to the execution of the Facilities Agreement entered into by EMI in connection with the issuance of such Tax-exempt Bonds and the agreement(s) entered into by ELI, or affiliates thereof, in connection with the issuance of Municipal Securities.

EMI further requests any additional authority required under the Holding Company Act or Rules thereunder for the transactions described in this Application/Declaration.

3.2 Compliance with Rules 53 and 54.

The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. EMI hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.21 billion) is equal to approximately 56% of Entergy's "consolidated retained earnings" as of March 31, 2003 (approximately $3.9 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act).

Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

                As of March 31, 2003, Entergy's aggregate investment in Exempt Projects is equal to 13% of Entergy's total consolidated capitalization, 13% of consolidated net utility plant and 20% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.
                Entergy's consolidated retained earnings have grown by an average of 14% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through March 31, 2003).
                Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.
                As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of March 31, 2003, Entergy's consolidated capitalization ratio was approximately 48.2% debt and approximately 51.8% equity, consisting of approximately 3.4% preferred stock and approximately 48.5% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.
                Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

            Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 4. Regulatory Approval.

No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

Item 5. Procedure.

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. EMI requests that the Commission's order authorizing the proposed transactions be issued not later than December 1, 2003, as EMI's current financing authority which this file would replace expires December 31, 2003, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. EMI hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

A. Exhibits.

A-1 Restated Articles of Incorporation, as amended through November 12, 1999 (filed as Exhibit 3(i)(f) to Form 10-K for the year ended December 31, 1999).

A-2 By-laws, as currently in effect (filed as Exhibit 3(ii)(f) to Form 10-K for the year ended December 31, 1999).

A-3 Mortgage and Deed of Trust, dated as of February 1, 1988, as amended by twenty-one Supplemental Indentures (A-2(a)-2 to Rule 24 Certificate in 70-7461 (Mortgage); A-2(b)-2 in 70-7461 (First); A-5(b) to Rule 24 Certificate in 70-7419 (Second); A-4(b) to Rule 24 Certificate in 70-7554 (Third); A-1(b)-1 to Rule 24 Certificate in 70-7737 (Fourth); A-2(b) to Rule 24 Certificate dated November 24, 1992 in 70-7914 (Fifth); A-2(e) to Rule 24 Certificate dated January 22, 1993 in 70-7914 (Sixth); A-2(g) to Form U-1 in 70-7914 (Seventh); A-2(i) to Rule 24 Certificate dated November 10, 1993 in 70-7914 (Eighth); A-2(j) to Rule 24 Certificate dated July 22, 1994 in 70-7914 (Ninth); (A-2(I) to Rule 24 Certificate dated April 21, 1995 in 70-7914 (Tenth); A-2(a) to Rule 24 Certificate dated June 27, 1997 in 70-8719 (Eleventh); A-2(b) to Rule 24 Certificate dated April 16, 1998 in 70-8719 (Twelfth); A-2(c) to Rule 24 Certificate dated May 12, 1999 in 70-8719 (Thirteenth); A-3(a) to Rule 24 Certificate dated June 8, 1999 in 70-8719 (Fourteenth); A-2(d) to Rule 24 Certificate dated February 24, 2000 in 70-8719 (Fifteenth); A-2(a) to Rule 24 Certificate dated February 9, 2001 in 70-9757 (Sixteenth); A-2(b) to Rule 24 Certificate dated October 31, 2002 in 70-9757 (Seventeenth); A-2(c) to Rule 24 Certificate dated December 2, 2002 in 70-9757 (Eighteenth); and A-2(d) to Rule 24 Certificate dated February 6, 2003 in 70-9757 (Nineteenth); A-2(e) to Rule 24 Certificate dated April 4, 2003 in 70-9757 (Twentieth); and A-2(f) to Rule 24 Certificate dated June 6, 2003 in 70-9757 (Twenty-First)).

B None at this time.

C. None at this time.

D Inapplicable.

E Inapplicable.

*F Opinion(s) of Counsel

G Proposed Form of Federal Register Notice.

_____________

* To be filed by amendment.

            B. Financial Statements.
FS-1	Entergy Mississippi, Inc. Consolidated Statement of Income for the year ended December 31, 2002	See Annual Report of Entergy Mississippi, Inc. on Form 10-K for the year ended December 31, 2002 in File No. 1-31508.
FS-2	Entergy Mississippi, Inc. Consolidated Balance Sheet as of December 31, 2002	See Annual Report of Entergy Mississippi, Inc. on Form 10-K for the year ended December 31, 2002 in File No. 1-31508.
FS-3	Entergy Mississippi, Inc. Consolidated Statement of Income for the three month period ended March 31, 2003	See Quarterly Report of Entergy Mississippi, Inc. on Form 10-Q for the quarter ended March 31, 2003 in File No. 1-31508.
FS-4	Entergy Mississippi, Inc. Consolidated Balance Sheet as of March 31, 2003	See Quarterly Report of Entergy Mississippi, Inc. on Form 10-Q for the quarter ended March 31, 2003 in File No. 1-31508.

Item 7. Information as to Environmental Effects.

None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of EMI that will have an impact on the environment. EMI is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                    Entergy Mississippi, Inc.

                                                                                                    By: /s/ Steven C. McNeal
                                                                                                    Name: Steven C. McNeal
                                                                                                    Title: Vice President and Treasurer

Date: August 13, 2003